September 2, 2005


Mr. Thomas J. Cunningham
Secretary, Treasurer, Chief Financial Officer
Tri-Valley Corporation
5555 Business Park South, Suite 200
Bakersfield, CA  93309

	Re:	Tri-Valley Corporation
		Form 10-K/A for Fiscal Year Ended December 31, 2004
Filed August 22, 2005
      Form 8-K/A
      Filed July 15, 2005
      File Number 1-31852

Dear Mr. Cunningham:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to all other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Accounting Comments

Form 10-K/A Filed on August 22, 2005

Cover page

1. We note you disclosed the aggregated market value of the common shares held by non-affiliates as of August 3, 2005. As instructed on
Form 10-K, please disclose the aggregated market value information as of the last business day of your most recently completed second fiscal quarter.
Audit Report, page 21

2.  	We note your response to the prior comment number 13 from our letter dated July 12, 2005. It appears that the correction of an error resulted from a misapplication of generally accepted accounting principles. Please request that your independent auditors give recognition to the restatements in their audit report through an addition of an explanatory paragraph in accordance with AU Section 420.12.

Consolidated Statements of Operations, page 24

3. We believe the line item "sale of oil and gas prospects" infers sale of real property or property rights when it actually represents revenues generated from drilling and development services. Please recharacterize this source of revenue as drilling and development services and revise accordingly throughout the document.

Related Party Transaction, page 39

4. We note your response to the prior comment number 19 from our letter dated July 12, 2005. Please advise us of the following:

a. You state that you own a 25% permanent general partner interest in
Opus I. Then you state that you current have a zero percent ownership in Opus I. Please explain this apparent contradiction.

b. In your response, you stated that the company uses the successful efforts method of accounting for its oil and gas and drilling line of business. The successful efforts method of accounting is only applicable to oil and gas producing activities and would not be applicable to your drilling business. Please revise your accounting to comply, if necessary.

c. Tell us what you mean by "intra-company amounts are eliminated."
In your response, please tell us how intra-company elimination differs from inter-company elimination, if you believe there is a difference.
In this regard, it appears to us that this statement conflicts with your later statement that you have not eliminated any profit made on the turn-key contracts.

d. Explain what "carried interest" represents.

e. Tell us in detail your business arrangement with OPUS I and how you recognize revenue and expenses associated with the arrangement.

f. Explain to us in greater detail why you have not eliminated any profit made on the turn-key contracts with OPUS I. In this regard, please note that Rule 4-10(c)(6)(iv)(B) of Regulation S-X is not applicable to successful efforts companies. Tell us how you are in compliance with the elimination of profit provision under Paragraph
19(a) of APB No. 18.

Engineering Comments

Form 10-K/A Filed on August 22, 2005

Subsequent Events, page 48

5. Regarding your response to the prior comment number 27 from our letter dated July 12, 2005, it is not clear to us how reserves can be classified as proved when there are no proved developed reserves. Please provide us with the engineering report that determined that the
Pleasant Valley Energy properties contain 24 million barrels of proved
oil reserves. It is also not clear to us why proved oil reserves would be sold for $0.12 per barrel when oil is selling for upwards of
$60 per barrel and the average selling price of reserves is over
$10
per barrel.  We may have further comments.

Form 8-K/A Filed on July 15, 2005

General

6. We note that the Admiral Calder Calcium Carbonate mine you acquired has not operated within the last few years. Before you can designate
"reserves" that you can disclose in SEC filings, you must demonstrate that you can penetrate the market, establish a commercially viable operation, and sell a sufficient quantity that you can make a profit after all expenses including return of capital. This generally requires industrial mineral companies to develop a final feasibility study that includes estimated quantities of material based on drilling, sampling and geologic understanding, current costs and market prices, a cash flow analysis, and a sales contract, binding letter of intent or other proof that you have a successfully marketed your material. Unless you have this level of information, amend your
Form 8-K to indicate that you do not have any reserves that meet the standards of SEC`s Industry Guide 7, and remove the estimates of proven and probable reserves. This Guide can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

7.
In addition, Industry Guide 7 does not allow for the reporting of "possible resources or "possible reserves." Remove any references to and estimates of "possible resources" or "possible reserves" in this
Form 8-K, or any other materials you file with the Commission.

8. As an alternative, the staff has traditionally held that quantity estimates of industrial mineral materials that cannot qualify as "reserves" under Commission definitions may be reported as "mineralized material," or in your case "high calcium materials," if it meets certain qualifications. As the staff use the term, "mineralized material" means a mineralized body, which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals.
Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Note that "mineralized material" does not include volumes and grades estimated by using only geologic inference, which are sometimes classed as "inferred" or "possible" by some evaluators. Only mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples can be called "mineralized materials." Grade cutoffs used to distinguish mineralized material from just mineralization must be established based on economically viable factors that are suitable for the particular site. Generally, mineralized material should be reported as "in place" grade and tonnage.

9. For future reference, Industry Guide 7 provides a listing of information that you should disclose about this property in any future
Form 10-K filings.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


You may contact Yong Choi at (202) 551-3758, Sandy Eisen at (202)-
551-
3864, or April Sifford, Branch Chief at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters.  You may contact James Murphy, Petroleum Engineer at
(202)
551-3703 or Roger Baer, Mining Engineer at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-
3740 with any other questions.


								Sincerely,



								H. Roger Schwall
								Assistant Director



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Mr. Thomas J. Cunningham
Tri-Valley Corporation
September 2, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
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